UNITED STATES
                        SECURITIES EXCHANGE COMMISSION
                            Washington, D.C. 20549

--------------------------------------------------------------------------------


                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                               (Amendment No. )


                          SELECT MEDICAL CORPORATION
                          --------------------------
                               (Name of Issuer)


                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)


                                  816196109
                                  ---------
                                (CUSIP Number)


                               October 1, 2004
                               ---------------
            (Date of Event which Requires Filing of this Statement)


Check  the  appropriate  box  to  designate  the  rule  pursuant  to which  this
Schedule is filed:

                              [ ] Rule 13d-1(b)

                              [X] Rule 13d-1(c)

                              [ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         Continued on following pages
                              Page 1 of 9 Pages
                            Exhibit Index: Page 8

                                 SCHEDULE 13G

CUSIP No.: 816196109                                          Page 2 of 9 Pages
--------------------------------------------------------------------------------

1.  Names of Reporting Persons.
    I.R.S. Identification Nos. of above persons (entities only).

         GLENVIEW CAPITAL MANAGEMENT, LLC

2.  Check the Appropriate Box if a Member of a Group (See Instructions)
                                (a) [ ]
                                (b) [X]
3.  SEC Use Only

4.  Citizenship or Place of Organization
         Delaware

                      5.    Sole Voting Power
Number of Shares                 None
Beneficially Owned
by Each Reporting     6.    Shared Voting Power
Person With                      7,469,900

                      7.    Sole Dispositive Power
                                 None

                      8.    Shared Dispositive Power
                                 7,469,900

9.  Aggregate Amount Beneficially Owned by Each Reporting Person
         7,469,900

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares
    (See Instructions)  [   ]

11. Percent of Class Represented by Amount in Row (9)
         7.4% based on 101,363,888 Shares outstanding as of July 31, 2004.

12. Type of Reporting Person (See Instructions)
         OO

                                 SCHEDULE 13G

CUSIP No.: 816196109                                          Page 3 of 9 Pages
--------------------------------------------------------------------------------

1.  Names of Reporting Persons.
    I.R.S. Identification Nos. of above persons (entities only).

          GLENVIEW CAPITAL GP, LLC

2.  Check the Appropriate Box if a Member of a Group (See Instructions)
                                (a) [ ]
                                (b) [X]
3.  SEC Use Only

4.  Citizenship or Place of Organization
         Delaware

                      5.    Sole Voting Power
Number of Shares                 None
Beneficially Owned
by Each Reporting     6.    Shared Voting Power
Person With                      7,469,900

                      7.    Sole Dispositive Power
                                 None

                      8.    Shared Dispositive Power
                                 7,469,900

9.  Aggregate Amount Beneficially Owned by Each Reporting Person
         7,469,900

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares
    (See Instructions)  [   ]


11. Percent of Class Represented by Amount in Row (9)
         7.4% based on 101,363,888 Shares outstanding as of July 31, 2004.

12. Type of Reporting Person (See Instructions)
         OO

                                                              Page 4 of 9 Pages

Item 1(a)         Name of Issuer

                  Select Medical Corporation (the "Issuer)

Item 1(b)         Address of Issuer's Principal Executive Offices

                  4716 Old Gettysburg Road, P.O. Box 2034, Mechanicsburg, PA, 17055

Item 2(a)         Name of Person Filing

                  This Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                  i) Glenview  Capital   Management,   LLC   ("Glenview  Capital
Management"); and

                  ii) Glenview Capital GP, LLC ("Glenview Capital GP").

                  This Statement relates to Shares (as defined herein) held for the accounts of Glenview Capital Partners, L.P., a Delaware limited partnership ("Glenview Capital Partners"), Glenview Institutional Partners, L.P., a Delaware limited partnership ("Glenview Institutional Partners"),
Glenview  Capital   Master  Fund,  Ltd.,   a  Cayman  Islands  exempted  company
("Glenview Capital Master Fund"), and GCM Little Arbor Master Fund, Ltd., a Cayman Islands exempted company ("GCM Little Arbor Fund"). Glenview Capital Management serves as investment manager to each of Glenview Capital Partners, Glenview Institutional Partners, Glenview Capital Master Fund, and GCM Little Arbor Fund. In such capacity, Glenview Capital Management may be deemed to have voting and dispositive power over the Shares held for the accounts of each of Glenview Capital Partners, Glenview Institutional Partners, Glenview Capital Master Fund and GCM Little Arbor Fund. Glenview Capital GP is the general parter of each of Glenview Capital Partners and Glenview Institutional Partners. Glenview Capital GP also serves as the sponsor of the Glenview Capital Master Fund and the GCM Little Arbor Fund. In such capacities, Glenview Capital GP may be deemed to have voting and dispositive power over the Shares held for the accounts of Glenview Capital Partners, Glenview Institutional Partners,
Glenview Capital Master  Fund  and  GCM  Little  Arbor  Fund.

Item 2(b)         Address of Principal Business Office or, if None, Residence

                  The address of the principal business office of each of Glenview Capital Management, Glenview Capital GP, Glenview Capital Partners and Glenview Institutional Partners is 399 Park Avenue, Floor 39, New York, New York 10022. The address of the principal business office of Glenview Capital Master Fund and GCM Little Arbor Fund is c/o Goldman Sachs (Cayman) Trust, Limited, Harbour Centre, North Church Street, P.O. Box 896GT, George Town, Grand Cayman, Cayman Islands, British West Indies.

                                                              Page 5 of 9 Pages

Item 2(c)         Citizenship

                  i) Glenview Capital Management is a Delaware limited liability company; and

                  ii) Glenview Capital GP is a Delaware limited liability company.

Item 2(d)         Title of Class of Securities

                  Common Stock, par value $.01 per share (the "Shares")

Item 2(e)         CUSIP Number

                  816196109

Item 3 If This Statement is Filed Pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check Whether the Person Filing is a:

                  This Item 3 is not applicable.

Item 4            Ownership.

Item 4(a)         Amount Beneficially Owned:

                  As of October 12, 2004, each of the Reporting Persons may be deemed to be the beneficial owner of 7,469,900 Shares. This amount includes:
(A) 685,100 Shares held for the account of Glenview Capital Partners; (B) 4,476,430 Shares held for the account of Glenview Capital Master Fund; (C) 2,172,100 Shares held for the account of Glenview Institutional Partners; and
(D) 136,270 Shares  held  for the account of the GCM Little Arbor Fund.

Item 4(b)         Percent of Class:

                  The number of Shares of which each of the Reporting Persons may be deemed to be the beneficial owner constitutes approximately 7.4% of the total number of Shares outstanding (based upon information provided by the Issuer in its most recently-filed quarterly report on Form 10-Q, there were 101,363,888 Shares outstanding as of July 31, 2004).

                                                            Page 6 of 9 Pages

Item 4(c)         Number of Shares of which such person has:

Glenview Capital Management and Glenview Capital GP:
----------------------------------------------------

    (i)   Sole power to vote or direct the vote:                               0

    (ii)  Shared power to vote or direct the vote:                     7,469,900

    (iii) Sole powe to dispose or direct the disposition of:                   0

    (iv)  Shared power to dispose or direct the disposition of:        7,469,900

Item 5.           Ownership of Five Percent or Less of a Class

                  This Item 5 is not applicable.

Item 6.           Ownership of  More  than  Five  Percent  on  Behalf of Another
                  Person.

                  This Item 6 is not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

                  This Item 7 is not applicable.

Item 8.           Identification and Classification of Members of the Group

                  This Item 8 is not applicable.

Item 9.           Notice of Dissolution of Group

                  This Item 9 is not applicable.

Item 10.          Certification

                  By signing below each of the Reporting Persons certifies that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                              Page 7 of 9 Pages

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 12, 2004                GLENVIEW CAPITAL MANAGEMENT, LLC


                                      By: /s/ Lawrence M. Robbins
                                      ------------------------------------------
                                      Name:  Lawrence M. Robbins
                                      Title: Chief Executive Officer

Date: October 12, 2004                GLENVIEW CAPITAL GP, LLC


                                      By: /s/ Lawrence M. Robbins
                                      ------------------------------------------
                                      Name:  Lawrence M. Robbins
                                      Title: Chief Executive Officer

                                                              Page 8 of 9 Pages


                                 Exhibit Index


Ex.                                                                     Page No.
--------------------------------------------------------------------------------

A.       Joint Filing Agreement, dated October 12, 2004 by and
         among Glenview Capital Management, LLC and Glenview
         Capital GP, LLC...........................................           9

                                                               Page 9 of 9 Pages


                                   Exhibit A
                                   ---------

                            Joint Filing Agreement

         The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of Select Medical Corporation dated as of October 12, 2004 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Date: October 12, 2004                GLENVIEW CAPITAL MANAGEMENT, LLC


                                      By: /s/ Lawrence M. Robbins
                                      ------------------------------------------
                                      Name:  Lawrence M. Robbins
                                      Title: Chief Executive Officer

Date: October 12, 2004                GLENVIEW CAPITAL GP, LLC


                                      By: /s/ Lawrence M. Robbins
                                      ------------------------------------------
                                      Name:  Lawrence M. Robbins
                                      Title: Chief Executive Officer